Louisiana Food Company
917 Third Street, Norco, Louisiana 70079
(877) 732-2143
January 7, 2011
Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Request for Acceleration Louisiana Food Company Registration Statement on Form S-1 Commission File No. 333-169924
Ladies and Gentlemen:
This letter serves as the request of Louisiana Food Company, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to January 11, 2011, at 1:00 p.m., EST, or as soon thereafter as practicable.

In that respect and in furtherance of this Request for Acceleration, we herewith acknowledge that:
-	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Louisiana Food Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Louisiana Food Company may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LOUISIANA FOOD COMPANY
By:	/s/ DAVID LOFLIN
David Loflin President